Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

ILG, INC.

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

ILG, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The Certificate of Designations, Preferences and Rights filed with the Delaware Secretary of State on June 10, 2009 (the “Certificate of Designation”) authorizes the issuance of 100,000 shares of preferred stock of the Company, par  value $0.01 per share, designated as Series A Junior Participating Preferred Stock  (the “Series A Preferred Stock”).

SECOND: None of the authorized shares of the Series A Preferred Stock are outstanding and none will be issued subject to the Certificate of Designation.

THIRD: Pursuant to the authority conferred on the Board of Directors of the Company by the Certificate of Incorporation and in accordance with the provisions of Section 151(g) of the DGCL, the Board of Directors of the Company, on December 5, 2017, duly adopted the following resolutions authorizing the elimination of said Series A Preferred Stock:

RESOLVED, that none of the authorized shares of Series A Preferred Stock are outstanding, and none of the authorized shares of Series A Preferred Stock will be issued prior to the Final Expiration Date (as defined in the Rights Agreement);

RESOLVED, that the Company be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate (the “Certificate of Elimination”) containing these resolutions, with the effect under the General Corporation Law of the State of Delaware of eliminating from the Company’s Amended and Restated Certificate of Incorporation all matters set forth in the Certificate of Designation;

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company and in its name, to execute and file the Certificate of Elimination at such time as they deem appropriate, and to take such further actions as they may deem necessary or appropriate to carry out the intent of the foregoing resolutions in accordance with the applicable provisions of the General Corporation Law of the State of Delaware;

FOURTH: That in accordance with the provisions of Section 151(g) of the DGCL, the Amended and Restated Certificate of Incorporation is hereby amended to eliminate all references to the Series A Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Company, without designation as to series.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed by its duly authorized officer, as of the 6th day of December, 2017.

ILG, Inc.

By:	/s/ Victoria J. Kincke
Name:	Victoria J. Kincke
Title:	Senior Vice President and General Counsel